Filed by Datum One Series Trust (SEC File Nos.: 333-237048; 811-23556) pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-12 under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Brandes Investment Trust (SEC. File Nos.: 033-81396; 811-08614)

The proxy statement/prospectus contains important information about the proposed reorganizations and therefore shareholders are advised to read it. The proxy statement/prospectus and other information are available for free on the SEC’s website (www.sec.gov).

Brandes International Equity Fund

Brandes Global Equity Fund

Brandes Emerging Markets Value Fund

Brandes International Small Cap Equity Fund

Brandes Small Cap Value Fund

Brandes Core Plus Fixed Income Fund

Brandes Separately Managed Account Reserve Trust

Please be aware that your clients holding shares in the above-mentioned Funds (the “Funds” or the “Acquired Funds”) of the Brandes Investment Trust (the “Trust”) as of the record date of April 12, 2024, will receive proxy materials regarding a Joint Special Meeting of Shareholders, slated for June 13, 2024.

The materials will include a joint Proxy Statement/Prospectus with detailed information about the meeting for the Funds and a proxy card that shareholders can sign and return in a postage paid envelope. The materials will also provide instructions on how shareholders can vote by telephone or through the Internet. If the client is signed up for electronic delivery, these materials will be sent via email with a voting link in the body of the email to register their vote.

You can access the Joint Proxy Statement/Prospectus by visiting www.OkapiVote.com/Brandes. A brief summary of the highlights of the proposal can also be found at www.OkapiVote.com/BrandesSummary.

Shareholders will be asked to vote on the following proposal:

Proposal:

To approve an Agreement and Plan of Reorganization by and among the Brandes Investment Trust, on behalf of each above-referenced Acquired Fund, Datum One Series Trust, on behalf of each corresponding series thereof of the same name, and Brandes Investment Partners, L.P., to reorganize each Acquired Fund into a corresponding shell series of the same name of Datum One Series Trust.

THE BOARD OF TRUSTEES OF THE TRUST RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSAL

Please note that your clients may receive a telephone solicitation in connection with the Joint Special Meeting from Okapi Partners, the Funds’ proxy solicitor. We are, however, committed to helping you maintain your client relationships while we carry out our solicitation process. To that end, we are asking for your support and assistance in answering any questions you may receive from your clients on this matter.

•	Please ask your clients to vote as soon as possible. Instructions on how they can vote, over the phone, by internet or by mail, will be detailed on the proxy card they receive.

•	Please explain that their vote is critical no matter how many shares they own.

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If you or your clients have any questions, please call this toll-free number for more information: (888) 785-6709. Agents are available to answer questions or to record voting instructions Monday through Friday from 9:00 a.m. to 8:00 p.m. EST. The voting process is quick and easy and will require only a couple minutes of your clients’ time.

•	Alternatively, you or your client also can email Brandes@OkapiPartners.com for assistance.

The proxy statement/prospectus contains important information about the proposed reorganizations and, therefore, you are advised to read it.